Filed by Middlefield Banc Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Middlefield Banc Corp.
Commission File No.: 001-36613
Date: January 6, 2026

The Middlefield Banking Company

It is imperative for ALL shareholders to VOTE your shares

Your voting support on all proposals is vital to allow for the completion of the proposed merger between Farmers National Banc Corp ("Farmers") and Middlefield Banc Corp ("Middlefield").

Creating a Premier Community Banking Franchise

This strategic merger allows Middlefield to benefit from competitive scale by creating the premier community banking franchise in the region for a variety of reasons, including:

- $7.2 billion of combined Middlefield/Farmers assets at close, based on 9/30/25 data
- 83 combined branches at close, serving Northeast and Central Ohio and Western Pennsylvania
- Enhanced profitability profile through increased operating leverage
- Accretive to pro forma TCE/TA
- Meaningful EPS accretion

A Stronger Future Together

Both organizations have rich community legacies spanning more than 100 years making this a natural fit for shareholders, customers, and associates. The merger brings together two high performing community banks with complementary markets, shared values and a common vision for growth. Your support of this merger will allow us to create a larger, more diversified institution with enhanced scale, deeper relationships, and a stronger foundation to drive long-term shareholder value.

For assistance with voting your shares, please contact **Alliance Advisors** at **1-855-206-1454**

Middlefield Banc Corp

Please see reverse side for disclosures
www.middlefieldbank.bank
(440) 632-3203

It is imperative forALL shareholders to VOTE your shares Voting deadline is February 9, 2026 at 11:59pm ET Your voting support on allproposals is vitaltoallow forthe completion of theproposedmerger betweenFarmers National Bank Corp (“Farmers”)and MiddlefieldBancCorp(“Middlefield”). Creating a Premier Community Banking Franchise This strategicmergerallowsMiddlefield to benefitfromcompetitive scalebycreatingthe premier communitybanking franchiseinthe region fora varietyofreasons,including: • $7.2billion of combined Middlefield/Farmersassetsatclose,based on 9/30/25data • 83 combined branches at close, servingNortheast andCentral Ohio andWestern Pennsylvania • Enhanced profitabilityprofile throughincreased operatingleverage • Accretivetopro formaTCE/TA • Meaningful EPSaccretion A Stronger Future Together Both organizationshaverichcommunity legacies spanning more than 100years making this anatural fitfor shareholders,customers,and associates.The merger brings together twohighperforming communitybanks with complementarymarkets,sharedvaluesand acommonvisionfor growth.Your supportofthismergerwillallow us to create alarger, more diversifiedinstitution with enhanced scale, deeper relationships, anda stronger foundation to drivelong-term shareholdervalue. Forassistancewithvotingyourshares, please contact Alliance Advisors at 1-855-206-1454 Please seereverse side fordisclosures www.middlefieldbank.bank (440)632-3203

Additional Information About the Proposed Merger and Where to Find It

In connection with the proposed merger, Farmers and Middlefield have filed relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a Registration Statement on Form S-4 that contains a definitive joint proxy statement/prospectus of Farmers and Middlefield (the “joint proxy statement/prospectus”). The Registration Statement was declared effective on December 15, 2025 and Farmers has filed or may file other documents regarding the proposed merger with the SEC. The joint proxy statement/prospectus was mailed to Farmers’ and Middlefield’s shareholders seeking certain approvals related to the proposed merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act of 1933, as amended. This document is not a substitute for the joint proxy statement/prospectus or for any other document that Farmers or Middlefield has filed or may file with the SEC in connection with the proposed merger. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FARMERS, MIDDLEFIELD, THE PROPOSED MERGER AND RELATED MATTERS THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER.

The joint proxy statement/prospectus has been mailed to Farmers’ and Middlefield’s shareholders. The joint proxy statement/prospectus and other documents filed by Farmers or Middlefield with the SEC are free of charge from the SEC’s website at www.sec.gov or through Farmers’ website at www.farmersbankgroup.com or Middlefield’s website at www.middlefieldbank.bank. Before making any voting or investment decision, investors and shareholders of Farmers and Middlefield are urged to read carefully the entire registration statement and definitive joint proxy statement/prospectus, including any amendments thereto, because they contain important information about the proposed transaction.

Participants in the Solicitation

The respective directors and executive officers of Farmers and Middlefield and other persons may be deemed to be participants in the solicitation of proxies from Farmers and Middlefield shareholders with respect to the proposed merger. Information regarding the directors of Farmers is available in its proxy statement filed with the SEC on March 18, 2025 in connection with its 2025 Annual Meeting of Shareholders and information regarding the executive officers of Farmers is available in its Form 10-K filed with the SEC on March 6, 2025. Information regarding the directors of Middlefield is available in its proxy statement filed with the SEC on April 4, 2025 in connection with its 2025 Annual Meeting of Shareholders and information regarding the executive officers of Middlefield is available in its Form 10-K filed with the SEC on March 13, 2025 and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus that is included in the Registration Statement and other relevant materials filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements based upon Farmers’ and Middlefield’s current expectations. This communication contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only management’s current expectations and forecasts regarding future events, many of which, by their nature, are inherently uncertain and outside of Farmers’ and Middlefield’s control. Forward-looking statements are identified by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “project,” “plan,” “expect,” “goal,” “seek,” “future,” “likely” or the negative or plural of these words and similar expressions, as well as any statements related to future expectations of performance or conditional verbs, such as “will,” “would,” “should,” “could” or “may.”

Forward-looking statements are not a guarantee of future performance and actual future results could differ materially from those contained in forward-looking information. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Farmers’ and Middlefield’s control. Numerous uncertainties, risks, and changes could cause or contribute to each of Farmers’ and Middlefield’s actual results, performance, and achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these differences include, without limitation, the possibility that the closing of the proposed transaction is delayed or does not occur at all because required regulatory approvals, shareholder approval or other conditions to the transaction are not obtained or satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all; Farmers’ failure to integrate Middlefield and Middlefield Bank in accordance with expectations; deviations from performance expectations related to Middlefield and The Middlefield Banking Company, the banking subsidiary of Middlefield (“Middlefield Bank”); diversion of management’s attention on the proposed transaction; significant changes in economic conditions in markets where Farmers and Middlefield conducts business, which could materially impact credit quality trends; significant changes in U.S. economic conditions including those resulting from continued high rates of inflation, tightening monetary policy of the Board of Governors of the Federal Reserve, and effects of U.S. and foreign country tariff policies; general business conditions in the banking industry; the regulatory environment; general fluctuations in interest rates; demand for loans in the market areas where Farmers and Middlefield conducts business; rapidly changing technology and evolving banking industry standards; competitive factors, including increased competition with regional and national financial institutions; and new service and product offerings by competitors and price pressures; and other factors disclosed periodically in both Farmers’ and Middlefield’s filings with the SEC including each of Farmers’ and Middlefield’s Annual Report on Form 10-K for the year ended December 31, 2024, subsequent Quarterly Reports on Form 10-Q and the Registration Statement on Form S-4 related to the proposed merger filed with the SEC. Such reports are available on the SEC’s website at www.sec.gov, on Farmers’ website at www.farmersbankgroup.com under the “Investor Relations” section, and on Middlefield’s website at www.middlefieldbank.bank.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, readers should not rely on any forward-looking statement as a prediction of future events. Any forward-looking statement speaks only as of the date on which it is made, and each of Farmers and Middlefield expressly disclaims any obligation to update its forward-looking statements whether as a result of new information, future events or otherwise. All forward-looking statements, expressed or implied, included in or made in connection with this joint proxy statement/ prospectus are expressly qualified in their entirety by this cautionary statement.